FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	**0001243106**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 5, 2005, Series 2005-2	**333-1~~20916~~** 106323

Name of Person Filing the Document
(If Other than the Registrant)



SEC MAIL
RECEIVED
PROCESSING
JUL 08 2005
WASH. D.C.
185
SECTION



05060225

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENT II INC.



By: ________________
Name: Baron Silverstein
Title: Vice President

Dated: June 5, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

EMIRP-0502W
Sensitivity

Settle Date: 6/30/2005 US Treasury Curve Date: 6/24/2005

EMIRP-0502W A3 (1A3)

Dated Date: 06/01/2005
Trade Date:
Settle Date: 06/30/2005
Date of 1st CF: 07/25/2005
Pmts Per Year: 12
Manager:
Face: .00M
Speed Assump.: 0% CPR

Pricing
WAC: 0.000
WAM: 06/2005
Type:

Collateral
GROUP: G01
CNWAC:
CGWAC: 0.000
Range: 0.00 - 0.00
CWAM:
Range: -
Av. Age:

Monthly Prepayment

Date	PSA	CPP	RPI

Cumulative Prepayment

	PSA	CPP	RPI
1 Mo			
3 Mo			
6 Mo			
1 Yr			

Deal Comments

Tranche Details

Des: A3
P-Des: 1A3
Cusip:
Description: 5.25 COUPON
Orig. Bal.: 39,617,258.79
Current Bal.: 39,617,258.79
Factor: 1.00000000
As of:
Coupon: 5.250
Cpn Mult.: 0.000
Cap: 0.000
Floor: 0.000
Last Reset:
Next Reset:
Delay Days: 24
Stated Mat:
Current Pac:
Original Pac:
S&P:
Fitch:
Moody:
Duff:

Coupon Formulas

Index	Formula	Cap	Floor
All	Fixed Rate Bond		

Tranche: A3 (A3)

Price	.00% CPR 8.497	100.00% PSA 6.659	300.00% PSA 4.456	400.00% PSA 3.789	500.00% PSA 3.292	PREPAY Avg. Life
100.218750	5.219	5.199	5.154	5.132	5.109	Yield
100.343750	5.200	5.175	5.121	5.093	5.065	Yield
100.468750	5.180	5.151	5.087	5.055	5.022	Yield
100.593750	5.161	5.127	5.054	5.016	4.979	Yield
100.718750	5.142	5.104	5.021	4.978	4.936	Yield
100.843750	5.123	5.080	4.988	4.940	4.892	Yield
100.968750	5.103	5.056	4.954	4.902	4.849	Yield

EMIRP-0502W
Sensitivity

Settle Date: 6/30/2005 US Treasury Curve Date: 6/24/2005

EMIRP-0502W A1 (1A1)

Dated Date: 06/01/2005
Trade Date:
Settle Date: 06/30/2005
Date of 1st CF: 07/25/2005
Pmts Per Year: 12
Manager:
Face: .00M
Speed Assump.: 0% CPR

Pricing
WAC: 0.000
WAM: 06/2005
Type:

Collateral
GROUP: G01
CNWAC:
CGWAC: 0.000
Range: 0.00 - 0.00
CWAM:
Range: -
Av. Age:

Monthly Prepayment

Date	PSA	CPP	RPI

Cumulative Prepayment

	PSA	CPP	RPI
1 Mo			
3 Mo			
6 Mo			
1 Yr			

Deal Comments

Tranche Details

Des: A1
P-Des: 1A1
Cusip:
Description: 4.75 COUPON
Orig. Bal.: 38,485,356.00
Current Bal.: 38,485,356.00
Factor: 1.00000000
As of:
Coupon: 4.750
Cpn Mult.: 0.000
Cap: 0.000
Floor: 0.000
Last Reset:
Next Reset:
Delay Days: 24
Stated Mat:
Current Pac:
Original Pac:
S&P:
Fitch:
Moody:
Duff:

Coupon Formulas

Index	Formula	Cap	Floor
All	Fixed Rate Bond		

Tranche: A1 (A1)						
Price	.00% CPR 8.352	100.00% PSA 6.540	300.00% PSA 4.364	400.00% PSA 3.703	500.00% PSA 3.210	PREPAY Avg. Life
99.328125	4.852	4.865	4.894	4.909	4.924	Yield
99.453125	4.833	4.841	4.860	4.869	4.879	Yield
99.578125	4.814	4.817	4.826	4.830	4.835	Yield
99.703125	4.794	4.793	4.792	4.791	4.790	Yield
99.828125	4.775	4.770	4.758	4.752	4.746	Yield
99.953125	4.756	4.746	4.724	4.713	4.702	Yield
100.078125	4.736	4.722	4.690	4.674	4.658	Yield

Bear, Stearns & Co. Inc.
nsmith

EMIRP-0502W
Sensitivity

Settle Date: 6/30/2005 US Treasury Curve Date: 6/24/2005

EMIRP-0502W A2 (1A2)

Dated Date: 06/01/2005
Trade Date:
Settle Date: 06/30/2005
Date of 1st CF: 07/25/2005
Pmts Per Year: 12
Manager:
Face: .00M
Speed Assump.: 0% CPR

Pricing
WAC: 0.000
WAM: 06/2005
Type:

Collateral
GROUP: G01
CNWAC:
CGWAC: 0.000
Range: 0.00 - 0.00
CWAM:
Range: -
Av. Age:

Monthly Prepayment

Date	PSA	CPP	RPI

Cumulative Prepayment

	PSA	CPP	RPI
1 Mo			
3 Mo			
6 Mo			
1 Yr			

Deal Comments

Tranche Details

Des: A2
P-Des: 1A2
Cusip:
Description: 5.00 COUPON
Orig. Bal.: 40,354,400.38
Current Bal.: 40,354,400.38
Factor: 1.00000000
As of:
Coupon: 5.000
Cpn Mult.: 0.000
Cap: 0.000
Floor: 0.000
Last Reset:
Next Reset:
Delay Days: 24
Stated Mat:
Current Pac:
Original Pac:
S&P:
Fitch:
Moody:
Duff:

Coupon Formulas

Index	Formula	Cap	Floor
All	Fixed Rate Bond		

Tranche: A2 (A2)

Price	.00% CPR 8.417	100.00% PSA 6.591	300.00% PSA 4.400	400.00% PSA 3.736	500.00% PSA 3.240	PREPAY Avg. Life
100.109375	4.984	4.968	4.932	4.914	4.896	Yield
100.234375	4.964	4.944	4.899	4.876	4.852	Yield
100.359375	4.945	4.920	4.865	4.837	4.808	Yield
100.484375	4.926	4.896	4.832	4.798	4.765	Yield
100.609375	4.907	4.873	4.798	4.760	4.721	Yield
100.734375	4.887	4.849	4.765	4.721	4.677	Yield
100.859375	4.868	4.825	4.731	4.683	4.634	Yield

Settle Date: 6/30/2005 US Treasury Curve Date: 6/27/2005

Tranche: A1 (SR)						
Price	**.00% CPR 0% 14.421**	**30.00% CPR 0% 2.323**	**45.00% CPR 0% 1.389**	**60.00% CPR 0% .925**	**75.00% CPR 0% .625**	**PREPAY CALL Avg. Life**
103.703125	7.29	5.66	4.46	2.96	.84	Yield
103.828125	7.27	5.60	4.36	2.83	.65	Yield
103.953125	7.26	5.54	4.27	2.69	.45	Yield
104.078125	7.24	5.48	4.18	2.56	.26	Yield
104.203125	7.23	5.42	4.09	2.43	.07	Yield
104.328125	7.21	5.36	3.99	2.29	-0.12	Yield
104.453125	7.20	5.30	3.90	2.16	-0.32	Yield

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current)
and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis,
which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the
value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The
Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other
person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.